

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road
Futian District, Shenzhen
Guangdong, China, 518000

**Re: ICZOOM Group Inc.
Amendment No. 11 to Registration Statement on Form F-1
Filed September 9, 2022
File No. 333-259012**

Dear Mr. Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 11 to Registration Statement on Form F-1

Permission Required from the PRC Authorities for the Company's Operation and to Issue Our Class A Ordinary Shares to Foreign Investors, page 10

1. We note your disclosure regarding the new Outbound Data Transfer Security Assessment Measures effective on September 1, 2022 and the company's disclosure that it is unclear whether it will declare or be subject to a security assessment. Please revise to discuss in greater detail the company's analysis regarding whether the new measures will be applicable to the company's data storage and transfer practices. To the extent the company concludes that a security assessment is not required or applicable, please discuss how the company came to that conclusion, including the various facts and circumstances which support that determination. Please also advise if you have relied upon an opinion

of counsel with respect to your conclusions. Lastly, please advise if you are currently conducting a self-assessment and discuss in greater details what rectification measures could be required.

 You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services